Copa Holdings Reports Net Income of US$63.9 Million and EPS of US$1.45 for the Third Quarter of 2010
Operating margin comes in at 19.5% on 14% capacity growth

Panama City, Panama --- November 11, 2010.  Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and Copa Airlines Colombia, today announced financial results for the third quarter of 2010 (3Q10). The terms “Copa Holdings" or "the Company" refer to the consolidated entity, whose operating subsidiaries are Copa Airlines and Aero Republica (now operating under the Copa Airlines Colombia brand). The following financial and operating information, unless otherwise indicated, is presented in accordance with US GAAP.  See the accompanying reconciliation of non-GAAP financial information to GAAP financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2009 (3Q09).

OPERATING AND FINANCIAL HIGHLIGHTS

•
Copa Holdings reported net income of US$63.9 million for 3Q10, or earnings per share (EPS) of US$1.45.  Excluding special items, Copa Holdings would have reported an adjusted net income of $54.9 million, or $1.25 per share, compared to an adjusted net income of US$52.5 million or US$1.20 per share for 3Q09. See the accompanying reconciliation of non-GAAP financial information to GAAP financial information included in the financial tables section of this earnings release.

•
Operating income for 3Q10 came in at US$70.7 million, or 16.9% above 3Q09 adjusted operating income of US$60.5 million, which excludes special fleet charges of US$14.6 million.  As a result, operating margin for 3Q10 came in at 19.5% or 0.9 percentage points above 3Q09 adjusted operating margin.

•
In 3Q10, total revenues grew 11.8% to US$362 million on 13.8% capacity expansion.  Consolidated operating revenue per available seat mile (RASM) decreased 1.8% from 12.7 cents in 3Q09 to 12.5 cents in 3Q10.  However, RASM increased 5.4% over 2Q10 as a result of higher load factors and yields.

•	Yield per passenger mile for 3Q10 decreased 1.4% to 15.7 cents. However, adjusted for length of haul, yields remained flat compared to 3Q09. Compared to 2Q10, yields increased 3.0%.

•
For 3Q10, consolidated load factor decreased 0.3 percentage points to 75.5%, as consolidated passenger traffic grew 13.3% on 13.8% capacity increase.  Compared to 2Q10, load factor increased 2.4 percentage points.

•
Operating cost per available seat mile (CASM), excluding special charges, decreased 2.8% from 10.3 cents in 3Q09 to 10.1 cents in 3Q10.  CASM, excluding fuel and special charges, decreased 3.9% from 7.2 cents in 3Q09 to 6.9 cents in 3Q10 mostly as a result of the dilution effect of capacity added in 3Q10.

•	Cash, short term and long term investments ended 3Q10 at US$375.4 million, representing 28% of the last twelve months’ revenues.

•
Copa Holdings ended the third quarter with a consolidated fleet of 60 aircraft.  The Company expects to receive three Boeing 737-800s in 4Q10, to end the year with 63 aircraft, composed of 20 Boeing 737-700s, 17 Boeing 737-800s and 26 Embraer-190s.

•
During 3Q10, the Company entered into agreements for the long-term lease of ten new 737-800s to be operated by Copa Airlines.  Five of these aircraft are scheduled for delivery in the second half of 2011, while the remaining aircraft are scheduled for delivery during 2012.

RECENT DEVELOPMENTS

•
On October 4th, Copa Airlines Colombia launched new international service from Bogota to Mexico City.  Copa Airlines Colombia now provides direct non-stop international service from Colombia to 5 international destinations, as well as connectivity through Copa’s “Hub of the Americas” in Panama.

•
On November 10th, Copa Airlines and Copa Airlines Colombia announced the unanimous approval by Star Alliance’s Chief Executive Board to accept them as future members of the Star Alliance.  Both airlines will now begin their work in order to achieve integration into the alliance by mid 2012.  Star Alliance is the world’s largest global airlines alliance, offering over 22,500 daily flights to 1,292 destinations in 188 countries.

Consolidated Financial &
Operating Highlights	3Q10	3Q09	% Change		2Q10	% Change
RPMs (millions)	2,187	1,930	13.3%		1,871	16.9%
ASMs (mm)	2,897	2,545	13.8%		2,559	13.2%
Load Factor	75.5%	75.8%	-0.3	p.p.	73.1%	2.4	p.p.
Yield	15.7	15.9	-1.4%		15.2	3.0%
PRASM (cents)	11.8	12.1	-1.9%		11.1	6.4%
RASM (cents)	12.5	12.7	-1.8%		11.9	5.4%
CASM (cents)	10.1	10.9	-7.9%		10.6	-5.0%
Adjusted CASM (cents) (1)	10.1	10.3	-2.8%		10.6	-5.0%
CASM Excl. Fuel (cents)	6.9	7.7	-11.1%		7.4	-6.4%
Adjusted CASM Excl. Fuel (cents) (1)	6.9	7.2	-3.9%		7.4	-6.4%
Breakeven Load Factor (1)(2)	60.9%	59.7%	1.2	p.p.	64.9%	-4.0	p.p.
Operating Revenues (US$ mm)	362.0	323.7	11.8%		303.4	19.3%
Operating Income (US$ mm)	70.7	45.9	54.1%		32.5	117.8%
Adjusted Operating Income (US$ mm) (1)	70.7	60.5	16.9%		32.5	117.8%
Operating Margin	19.5%	14.2%	5.4 p.p.		10.7%	8.8	p.p.
Adjusted Operating Margin (1)	19.5%	18.7%	0.9	p.p.	10.7%	8.8	p.p.
Net Income (US$ mm)	63.9	43.1	48.2%		18.6	243.4%
Adjusted Net Income (US$ mm) (1)(2)	54.9	52.5	4.4%		26.3	109.0%
EPS - Basic and Diluted (US$)	1.45	0.98	48.0%		0.42	243.3%
Adjusted EPS - Basic and Diluted (US$) (1)(2)	1.25	1.20	4.3%		0.60	108.9%
# of Shares - Basic and Diluted (000)	43,999	43,946	0.1%		43,983	0.0%
 (1) Adjusted Operating Income, Adjusted Operating Margin and Adjusted CASM for 3Q09 exclude special charges related to the accrual of costs associated with the retirement of four MD-80 aircraft as a result of Copa Colombia’s fleet modernization plan.
 (2) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS (Basic and Diluted) exclude:  a) For 3Q09, special charges related to the accrual of costs associated with the retirement of four MD-80 aircraft as a result of Copa Colombia’s transition fleet modernization plan and b) For 3Q10, 3Q09 and 2Q10 non-cash charges/gains associated with the mark-to-market of fuel hedges.
Note:  Attached to this press release is a reconciliation of non-GAAP financial measures to the comparable US GAAP measures.

MANAGEMENT’S COMMENTS ON 3Q10 RESULTS

For 3Q10, Copa Holdings reported operating income of US$70.7 million, which represented an operating margin of 19.5% or 0.9 percentage points above 3Q09 adjusted operating margin.

Total revenues increased 11.8% during the quarter on capacity expansion of 13.8%.  For the quarter, consolidated load factor came in at 75.5% compared to 75.8% in 3Q09 and consolidated yield came in at 15.7 cents, compared to 15.9 cents in 3Q09.  As a result, RASM decreased 1.8%, from 12.7 cents in 3Q09 to 12.5 cents in 3Q10.

For the quarter, yields decreased 1.4% as a result of lower yields in the Colombian domestic market and to and from Venezuela, mostly offset by higher average yields in the rest of the network.   However, during the month of September 2010, a positive revenue environment generated both higher year over year RASM and yields on a consolidated basis.

Consolidated operating expenses, excluding special items recorded in 3Q09, increased 10.6% to US$291.3 million, while adjusted CASM decreased 2.8% to 10.1 cents during the same period.  Excluding fuel costs, adjusted CASM decreased 3.9% to 6.9 cents, mostly as a result of the dilution effect of capacity added in 3Q10.

Aircraft fuel expense, including realized hedge losses, increased 13.6% compared to 3Q09,   The Company’s effective jet fuel price, which includes a US$0.8 million realized fuel hedge loss in 3Q10 and a US$7.9 million fuel hedge loss in 3Q09, increased from an average of US$2.24 in 3Q09 to US$2.35 in 3Q10.

For 3Q10, the Company had fuel hedges in place representing 25% of its consolidated volume.  Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 22% in 4Q10.  For 2011 and 2012, the Company has hedged approximately 23% and 9%, respectively, of its forecasted fuel consumption.

The Company recorded a net non-operating gain of US$2.4 million for 3Q10 compared to a US$0.4 million non-operating gain in 3Q09.  This gain was due to an unrealized fuel hedge mark-to-market gain of US$9.1 million in 3Q10, as compared to a fuel hedge mark-to-market gain of US$5.2 million in 3Q09.

Copa Holdings closed the quarter with US$375.4 million in cash, short term and long term investments, representing approximately 28% of last twelve months´ revenues.  Total debt at the end of 3Q10 amounted to US$939.9 million, most of which relates to aircraft and equipment financing.

By the end of 2010, the Company expects to have increased its year end consolidated fleet by seven aircraft and expand capacity by approximately 10%, with most of this capacity growth derived from Copa Airlines.  Copa Holdings’ consolidated fleet is expected to end the year at 63 aircraft, composed of 20 Boeing 737-700s, 17 Boeing 737-800s and 26 Embraer-190s.

Copa Holdings solid business model and strong competitive advantages continue to enhance its leadership position in Latin American commercial aviation and have consistently placed the Company among the most profitable airlines in the world.  Going forward, the Company is well positioned to seize future growth opportunities, take advantage of its superior airport infrastructure and continue to strengthen what is arguably the most complete and convenient network for intra-Latin American travel.

OUTLOOK FOR 2010

Based on the Company’s year to date results, and expectations for 4Q10, we are maintaining our full year capacity, load factor, RASM and CASM ex-fuel guidance.  Additionally, we are adjusting operating margin guidance from a 19-21% range in our previous guidance to +/-19%.  Our full year fuel price assumption increases from $2.35 to $2.40 per gallon.

Financial Outlook (US GAAP)	2010 - Full Year Revised	2010 - Full Year Prior	2009 Actual
Capacity - YOY ASM Growth	10%	10%	12%
Average Load Factor	+/-77%	+/-77%	74.6%
RASM (cents)	+/-12.7	+/-12.7	12.6
CASM Ex-fuel (cents)	+/- 7.1	+/- 7.1	7.2
Operating Margin	+/-19%	19-21%	19.4%

OUTLOOK FOR 2011 – PRELIMINARY

For 2011, preliminary guidance is for consolidated capacity growth in the range of 17-19% as a result of the full year effect of capacity added in 2010 and the introduction of ten additional 737-800 aircraft during 2011.  Load factors are expected to come in below 2010 levels as a result of strong capacity expansion; while unit revenues (RASM) are expected to decrease approximately 7% mainly as a result increased length of haul and capacity expansion.  Unit costs excluding fuel, CASM ex-fuel, are expected to come in at 6.4 cents, significantly below 2010 levels.  The estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs for full year 2011 is US$2.50.  As a result, the Company is projecting an operating margin in the range of 18% to 20% for 2011.

Financial Outlook (US GAAP)	2011 – Full Year
Capacity - YOY ASM Growth	17-19%
Average Load Factor	+/-74%
RASM (cents)	+/-11.8
CASM Ex-fuel (cents)	+/- 6.4
Operating Margin	18-20%

CONSOLIDATED THIRD QUARTER R

ESULTS

Operating revenue

Consolidated revenue for 3Q10 totaled US$362.0 million, an 11.8% or US$38.3 million increase over operating revenue of US$323.7 million in 3Q09, due to a 13.7% or US$36.2 million increase in Copa Airlines’ operating revenue and a 3.1% or US$2.0 million increase in Copa Airlines Colombia’s operating revenues.

Copa Airlines operating revenue

Copa Airlines operating revenue for 3Q10 totaled US$301.0 million, a 13.7% increase over operating revenue of US$264.8 million in 3Q09.  This increase was primarily due to a 13.8% or US$34.2 million increase in passenger revenue.

Passenger revenue. For 3Q10 passenger revenue totaled US$282.5 million, a 13.8% increase over passenger revenue of US$248.3 million in 3Q09.  Passenger yield decreased 0.1%, while load factor decreased 1.1 percentage points, leading to a 1.6% decrease in passenger revenue per ASM (PRASM). However, adjusting for length of haul, PRASM increased 1.0%.
Cargo, mail and other. Cargo, mail and other revenue totaled US$18.5 million in 3Q10, a 12.7% increase over cargo, mail and other of US$16.4 million in 3Q09.

Copa Airlines Colombia operating revenue

During 3Q10, Copa Airlines Colombia generated operating revenue of US$66.1 million, representing a 3.1% or US$2.0 million increase over 3Q09.  For the quarter, traffic grew 9.9%, which led to a 73.8% load factor or 3.6 percentage points higher than 3Q09.  However, lower yields, mostly as a result of a more competitive environment in the Colombian domestic market, led to a 1.4% decline in RASM.  Nevertheless, both yields and RASM showed considerable quarter over quarter improvement and increased 9.5% and 19.5%, respectively over 2Q10.

Operating expenses

For 3Q10, consolidated operating expenses increased 10.6% to US$291.3 million, representing operating cost per available seat mile (CASM) of 10.1 cents.  Adjusted CASM, excluding fuel costs, decreased 3.9% from 7.2 cents in 3Q09 to 6.9 cents in 3Q10. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 3Q10, aircraft fuel totaled US$91.8 million, an US$11.0 million or 13.6% increase over aircraft fuel of US$80.8 million in 3Q09. This increase was primarily a result of a 4.7% increase in the average price per gallon of jet fuel (including into-plane costs and realized hedges), which averaged US$2.35 in 3Q10, as compared to US$2.24 in 3Q09, and a 9.2% increase in gallons consumed resulting from increased capacity.  This average price per gallon of jet fuel for 3Q10 includes a $0.8 million fuel hedge loss, compared to a US$7.9 fuel hedge loss in 3Q09. Excluding the effect of fuel hedge losses for both periods fuel prices increased 15.3%, from US$2.02 per gallon in 3Q09 to US$2.33 in 3Q10.
Salaries and benefits. For 3Q10, salaries and benefits totaled US$45.1 million, a 15.4% increase over salaries and benefits of US$39.1 million in 3Q09. This increase was mostly a result of an increase in operating headcount to support additional capacity.
Passenger servicing. For 3Q10, passenger servicing totaled US$31.9 million, a 10.6% increase over passenger servicing of US$28.8 million in 3Q09. This increase was primarily a result of an increase in passengers carried.
Commissions. For 3Q10, commissions totaled US$15.0 million, a 5.8% decline from commissions of US$15.9 million in 3Q09. This decline resulted from a lower average commission rate, partially offset by a higher passenger revenue base.
Reservations and sales. Reservations and sales totaled US$15.3 million, a 4.3% decrease from reservation and sales of US$16.0 million in 3Q09. This decrease was primarily a result of a lower average global distribution system rates.

Maintenance, material and repairs. For 3Q10, maintenance, material and repairs totaled US$21.0 million, a 15.4% increase over maintenance, material and repairs of US$18.2 million in 3Q09. This increase was primarily a result of more departures and the timing of certain events.
Depreciation. Depreciation totaled US$13.6 million in 3Q10, a 13.6% increase over depreciation of US$11.9 million in 3Q09. This increase was primarily driven by the depreciation of additional aircraft and spares.
Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 14.3% from US$36 million in 3Q09 to US$41.1 million in 3Q10, primarily as a result of increased capacity.
Other. Other expenses totaled US$16.6 million in 3Q10, flat over 3Q09.

Copa Airlines operating expenses

Copa Airlines’ operating expenses increased 10.8% to US$231.6 million from US$209.0 million in 3Q09.  Operating expenses per available seat mile decreased 4.2% to 9.4 cents in 3Q10 from 9.8 cents in 3Q09.  Excluding fuel costs, operating expenses per available seat mile decreased 4.6% from 6.7 cents in 3Q09 to 6.4 cents in 3Q10.

Aircraft fuel. For 3Q10, aircraft fuel totaled US$74.5 million, an 11.8% increase over aircraft fuel of US$66.7 million in 3Q09. This was primarily a result of a 2.5% increase in the average price per gallon of jet fuel (including into-plane costs and realized hedges), which averaged US$2.32 in 3Q10 as compared to US$2.26 in 3Q09, and a 10.0% increase in gallons consumed resulting from increased capacity.  This average price per gallon of jet fuel for 3Q10 includes a $0.8 million fuel hedge loss compared to a US$7.7 million fuel hedge loss in 3Q09.  Excluding the effect of fuel hedge losses for 3Q10 and 3Q09, fuel prices increased 15.0% from US$1.99 per gallon in 3Q09 to US$2.29 in 3Q10.
Salaries and benefits. For 3Q10, salaries and benefits totaled US$34.8 million, a 14.5% increase over salaries and benefits of US$30.4 million in the same period in 2009. This increase was mainly a result of an overall increase in operating headcount to support capacity expansion.
Passenger servicing. Passenger servicing totaled US$25.9 million for 3Q10, a 6.8% increase over passenger servicing of US$24.3 million in 3Q09.  This increase was primarily the result of an increase in passengers carried.
Commissions. Commissions totaled US$12.7 million for 3Q10, a 2.5% decrease from commissions of US$13.0 million in 3Q09. This decrease was primarily a result of a lower average commission rate, offset by a higher passenger revenue base.
Reservations and sales. Reservations and sales totaled US$11.0 million, a 3.8% decrease from reservation and sales of US$11.5 million in 3Q09. This decrease was primarily a result of lower average global distribution system rates.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$17.2 million in 3Q10, a 12.7% increase over maintenance, materials and repairs of US$15.3 million in 3Q09. This increase resulted from increased capacity and the timing of certain events.
Depreciation. Depreciation totaled US$12.0 million in 3Q10, a 10.1% increase over depreciation of US$10.9 million in 3Q09.  This increase was primarily driven by the depreciation of additional aircraft and spares.
Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 20.4% from US$25.7 million in 3Q09 to US$31.0 million in 3Q10, primarily as a result of additional capacity.
Other. Other expenses increased US$1.0 million from US$11.4 million in 3Q09 to US$12.5 million in 3Q10.

Copa Airlines Colombia operating expenses

Copa Airlines Colombia’s operating expenses, excluding special charges, increased 10.4% to US$65.5 million in 3Q10 from US$59.4 million in 3Q09.  Adjusted CASM, which excludes special fleet charges in 3Q09, increased 5.5% to 15.3 cents in 3Q10 from 14.5 cents in 3Q09.  Adjusted CASM, excluding fuel costs, increased 2.1% from 11.1 cents in 3Q09 to 11.3 cents in 3Q10, mainly due to the strength of the Colombian currency and higher passenger related expenses.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a gain of US$2.4 million in 3Q10, compared to a US$0.4 million gain in 3Q09.

Interest expense.  Interest expense totaled US$7.8 million in 3Q10, a 3.9% decrease from interest expense of US$8.1 million in 3Q09, primarily as a result of lower rates on variable rate debt.
Interest income. Interest income totaled US$1.2 million, a 46.5% decline from interest income of US$2.2 million in 3Q09, mostly as a result of lower interest rates.
Other, net.  Other net totaled a gain of US$8.9 million in 3Q10, mainly related to a US$9.1 million non-cash gain related to the mark-to-market of fuel hedge contracts.

About Copa Holdings
Copa Holdings, through its operating subsidiaries Copa Airlines and Copa Airlines Colombia, is a leading Latin American commercial aviation provider of passenger and cargo service.  Copa offers more than 150 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean through its Hub of the Americas at Tocumen International Airport in Panama City, Panama.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  Copa Airlines Colombia, provides domestic service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Cali, Medellin, Cartagena, Bucaramanga, Pereira and Barranquilla. Additionally, Copa Airlines Colombia has non-stop international flights from Colombia to Caracas, Quito, Guayaquil and Mexico City.

CONTACT: Copa Holdings S.A.

Investor Relations:
Ph: (507) 304-2677
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Operating data

	Unaudited	Unaudited	%		Unaudited	%
	3Q10	3Q09	Change		2Q10	Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,626	1,475	10.2%		1,430	13.7%
Revenue passengers miles (RPMs) (mm)	2,187	1,930	13.3%		1,871	16.9%
Available seat miles (ASMs) (mm)	2,897	2,545	13.8%		2,559	13.2%
Load factor	75.5%	75.8%	-0.3	p.p.	73.1%	2.4	p.p.
Break-even load factor	60.9%	59.7%	1.2	p.p.	64.9%	-4.0	p.p.
Yield (cents)	15.7	15.9	-1.5%		15.2	2.9%
RASM (cents)	12.5	12.7	-1.9%		11.9	5.3%
CASM (cents)	10.1	10.9	-7.9%		10.6	-5.1%
Adj.CASM - excl. special charges and fuel (cents)	6.9	7.2	-4.0%		7.4	-6.5%
Fuel gallons consumed (mm)	38.9	35.6	9.2%		34.8	11.6%
Average price of Fuel - Net of Hedges (US$)	2.35	2.24	4.7%		2.37	-0.7%

Copa Segment
Revenue passengers miles (RPMs) (mm)	1,871	1,643	13.9%		1,607	16.5%
Available seat miles (ASMs) (mm)	2,470	2,136	15.6%		2,164	14.1%
Load factor	75.8%	76.9%	-1.1	p.p.	74.2%	1.5	p.p.
Break-even load factor	57.7%	58.1%	-0.4	p.p.	61.3%	-3.6	p.p.
Yield (US$ cents)	15.1	15.1	-0.2%		14.8	1.6%
RASM (cents)	12.2	12.4	-1.8%		11.8	3.2%
CASM (cents)	9.4	9.8	-4.2%		10.0	-5.8%
Adj.CASM - excl. special charges and fuel (cents)	6.4	6.6	-3.7%		6.9	-7.5%
Fuel gallons consumed (mm)	32.0	29.1	10.0%		28.4	12.5%
Average price of Fuel - Net of Hedges (US$)	2.32	2.26	2.5%		2.34	-0.8%

Copa Airlines Colombia Segment
Revenue passengers miles (RPMs) (mm)	316	287	9.9%		264	19.6%
Available seat miles (ASMs) (mm)	428	409	4.6%		395	8.3%
Load factor	73.8%	70.2%	3.6	p.p.	66.8%	7.0	p.p.
Break-even load factor	76.0%	65.6%	10.4	p.p.	82.5%	-6.5	p.p.
Yield (cents)	19.3	20.6	-6.4%		17.6	9.5%
RASM (cents)	15.5	15.7	-1.4%		12.9	19.5%
CASM (cents)	15.3	18.1	-15.5%		15.0	2.1%
Adj.CASM - excl. special charges and fuel (cents)	11.3	11.1	1.7%		10.9	3.0%
Fuel gallons consumed (mm)	6.9	6.5	5.4%		6.4	7.5%
Average price of Fuel - Net of Hedges (US$)	2.51	2.18	15.3%		2.51	0.2%

Copa Holdings, S.A.
Income Statement - USGAAP
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q10	3Q09	Change	2Q10	Change
Operating Revenues
Passenger Revenue	343,319	307,438	11.7%	285,019	20.5%
Cargo, mail and other	18,682	16,297	14.6%	18,382	1.6%
Total Operating Revenue	362,001	323,735	11.8%	303,401	19.3%

Operating Expenses
Aircraft fuel	91,800	80,812	13.6%	82,613	11.1%
Salaries and benefits	45,056	39,059	15.4%	42,970	4.9%
Passenger servicing	31,910	28,839	10.6%	28,239	13.0%
Commissions	14,975	15,889	-5.8%	12,160	23.2%
Reservations and sales	15,301	15,993	-4.3%	13,453	13.7%
Maintenance, material and repairs	20,991	18,195	15.4%	23,697	-11.4%
Depreciation	13,553	11,926	13.6%	13,203	2.7%
Flight operations	18,943	15,511	22.1%	16,492	14.9%
Aircraft rentals	11,627	11,911	-2.4%	11,189	3.9%
Landing fees and other rentals	10,540	8,557	23.2%	10,080	4.6%
Other	16,574	16,544	0.2%	16,833	-1.5%
Special fleet charges	-	14,599	-100.0%	-	0.0%
Total Operating Expense	291,270	277,835	4.8%	270,929	7.5%

Operating Income	70,731	45,900	54.1%	32,473	117.8%

Non-operating Income (Expense):
Interest expense	(7,772)	(8,090)	-3.9%	(7,482)	3.9%
Interest capitalized	0	141	-100.0%	0	-
Interest income	1,185	2,217	-46.5%	1,149	3.1%
Other, net	8,948	6,139	45.8%	(4,101)	-318.2%
Total Non-Operating Income/(Expense)	2,361	407	480.4%	(10,434)	-122.6%

Income before Income Taxes	73,092	46,307	57.8%	22,039	231.7%

Provision for Income Taxes	9,170	3,168	189.5%	3,425	167.7%

Net Income	63,922	43,139	48.2%	18,614	243.4%

EPS - Basic and Diluted	1.45	0.98	48.0%	0.42	243.3%
Shares - Basic and Diluted	43,999,213	43,946,321	0.1%	43,982,983	0.0%

Copa Holdings, S.A.
Balance Sheet – USGAAP
(US$ Thousands)	September 30,	June 30,	September 30,
	2010	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$208,904	$197,557	$264,976
Short-term investments	160,297	155,663	102,778
Total cash, cash equivalents and short-term investments	369,201	353,220	367,754

Accounts receivable, net of allowance for doubtful accounts	100,019	99,762	90,722
Accounts receivable from related parties	3,256	2,431	5,425
Expendable parts and supplies, net of allowance for obsolescence	40,086	27,750	23,138
Prepaid expenses	33,685	31,331	22,277
Other current assets	13,943	5,769	5,465
Total Current Assets	560,190	520,263	514,781

Long-term investments	6,224	6,145	8,577

Property and Equipment:
Owned property and equipment:
Flight equipment	1,620,177	1,623,718	1,436,216
Other equipment	67,242	64,678	61,379
	1,687,419	1,688,396	1,497,595
Less: Accumulated depreciation	(257,046)	(243,524)	(210,067)
	1,430,373	1,444,872	1,287,528
Purchase deposits for flight equipment	194,971	164,551	165,370
Total Property and Equipment	1,625,344	1,609,423	1,452,898

Other Assets:
Net pension asset	2,299	2,022	2,003
Goodwill	27,090	25,442	25,369
Intangible asset	39,720	37,304	37,197
Other assets	41,693	39,911	34,413
Total Other Assets	110,802	104,679	98,982
Total Assets	$2,302,560	$2,240,510	$2,075,238

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$124,893	$145,085	$129,315
Accounts payable	50,743	47,840	49,825
Accounts payable to related parties	13,566	7,415	9,060
Air traffic liability	212,825	193,831	186,985
Taxes and interest payable	55,646	46,112	41,761
Accrued expenses payable	40,817	42,332	45,490
Other current liabilities	11,307	13,134	18,924
Total Current Liabilities	509,798	495,749	481,360

Non-Current Liabilities:
Long-term debt	815,020	836,116	771,184
Post employment benefits liability	2,560	2,630	2,326
Other long-term liabilities	16,776	14,748	12,844
Deferred tax liabilities	14,904	14,131	10,685
Total Non-Current Liabilities	834,356	867,625	797,039

Total Liabilities	1,359,058	1,363,373	1,278,399

Shareholders' Equity:
Class A - 32,656,660 shares issued and outstanding	22,291	22,291	20,858
Class B - 10,938,125 shares issued and outstanding	7,466	7,466	8,722
Additional paid in capital	22,836	21,283	17,292
Retained earnings	889,866	825,944	747,597
Accumulated other comprehensive income (loss)	1,044	153	2,372
Total Shareholders' Equity	943,502	877,137	796,841
Total Liabilities and Shareholders' Equity	$2,302,560	$2,240,510	$2,075,239

NON-GAAP FINANCIAL MEASURE RECONCILIATION

This press release includes the following non GAAP financial measures: Adjusted CASM, Adjusted CASM Excluding Fuel, Adjusted Operating Income, Adjusted Operating Margin, Adjusted Net Income and Adjusted EPS.   This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable U.S. GAAP measures, in particular operating income and net income. The following is a reconciliation of these non-GAAP financial measures to the comparable U.S. GAAP measures:

Reconciliation of Operating Income
Excluding Special Items	3Q10	3Q09	2Q10

Operating Income as Reported	$70,731	$45,900	$32,473

Special Items (adjustments):
Special fleet charges (2)	-	14,599	-
Adjusted Operating Incom e	$70,731	$60,499	$32,473

Reconciliation of Net Income
Excluding Special Items	3Q010	3Q09	2Q10

Net income as Reported	$63,922	$43,139	$18,614

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	(9,068)	(5,214)	8,602
Special Items, net (2)	-	14,599	(965)
Adjusted Net Income	$54,854	$52,523	$26,251

Shares used for Computation (in thousands)	43,999	43,946	43,983

Adjusted EPS	1.25	1.20	0.60

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	3Q10	3Q09	2Q10

Operating Costs per ASM as Reported	10.1	10.9	10.6
Aircraft fuel per ASM	(3.2)	(3.2)	(3.2)
Operating Costs per ASM excluding fuel	6.9	7.7	7.4
Special Items (adjustments):
Special Items per ASM, net (2)	-	(0.4)	-
Operating expenses per ASM excluding fuel and special items	6.9	7.3	7.4

FOOTNOTES:

(1)
Includes unrealized (gains) losses resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments.  For 3Q10 and 3Q09 the Company recorded unrealized fuel hedge gains of US$9.1 million and US$5.2 million, respectively.  For 2Q09 the Company recorded an unrealized fuel hedge gain of US$8.6 million.

(2)
Special fleet charges for the 3Q09 period include a US$14.6 million special charge related to the accrual of costs associated with the retirement of four MD-80 aircraft as a result of Copa Airlines Colombia’s fleet modernization plan.